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18004871

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SEC Mail Processing Section FEB 28 2018 Washington DC 408

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68795

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Silber Bennett Financial, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

16133 Ventura Blvd., Suite 700
(No. and Street)

Encino (City) California (State) 91436 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jamie Bennett 818-986-9079
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Brian W. Anson
(Name – *if individual, state last, first, middle name*)

18401 Burbank Blvd., #120 (Address) Tarzana (City) California (State) 91356 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond

DM

SEC 1410 (06-02) unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jamie Bennett, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Silber Bennett Financial, Inc., as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public *see attached California Jurat

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

1. ~~____~~
2. ~~____~~
3. ~~____~~
4. ~~____~~
5. ~~____~~
6. ~~____~~

Signature of Document Signer No. 1 *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 27 day of February, 2018,
Date *Month* *Year*
by
(1) Jamie Bennett
(and ~~(2)~~ ____),
Name(~~s~~) of Signer(~~s~~)

proved to me on the basis of satisfactory evidence to be the person(~~s~~) who appeared before me.

STEVEN U. BAUTISTA
Notary Public – California
Los Angeles County
Commission # 2205691
My Comm. Expires Aug 13, 2021

Signature [signature]
Signature of Notary Public

Seal
Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document
Title or Type of Document: Annual Audited Report **Document Date:** 2/27/18
Number of Pages: 1 **Signer(s) Other Than Named Above:** ____

BRIAN W. ANSON
Certified Public Accountant
18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder's and Board of Directors of Silber Bennett Financial, Inc.

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Silber Bennett Financial, Inc. as of December 31, 2017, the related statements of income, changes in shareholder's equity, and cash flows for the year then ended, and the related notes and Schedule I, Statement of Net Capital Under Rule 15c3-1, Schedule II, Determination of Reserve Requirements Under Rule 15c3-3 (exemption), and Schedule III, Information Relating to Possession or Control Requirements Under Rule 15c3-3 (exemption) (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Silber Bennett Financial, Inc. as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Silber Bennett Financial, Inc.'s management. My responsibility is to express an opinion on Silber Bennett Financial, Inc.'s financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Silber Bennett Financial, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Brian W. Anson, CPA

I have served as Silber Bennett Financial, Inc.'s auditor since 2011.

Tarzana, California

February 26, 2018

SILBER BENNETT FINANCIAL, INC.

Table of Contents

SILBER BENNETT FINANCIAL, INC.

Statement of Financial Condition
December 31, 2017

ASSETS

Cash	$29,270
Accounts receivable	276,633
Clearing deposit	50,000
Other assets	29,960
Total assets	$ 385,863

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accounts payable and accrued expenses	$ 6
Commissions payable	180,364
Payroll liabilities	48,803
Total liabilities	229,173
STOCKHOLDER'S EQUITY:	
Common stock (5000 shares issued and outstanding)	5,000
Additional paid in capital	844,268
Retained deficit	(692,578)
Total stockholder's equity	156,690
Total liabilities and stockholder's equity	$385,863

SILBER BENNETT FINANCIAL, INC.

Statement of Income
For the year ended December 31, 2017

REVENUES:	
Alternative income	$ 2,154,898
Private placement	371,687
Investment banking	135,491
Mutual funds and variable annuities	550,113
Commission income	163,595
Miscellaneous income	132,670
Total income	3,508,454
EXPENSES:	
Clearing fees	36,156
Commissions	1,722,382
Occupancy	67,766
Professional fees	395,282
Salaries and wages	742,471
Travel and entertainment	59,694
Other operating expenses	357,296
Total expenses	3,381,047
NET INCOME BEFORE INCOME TAXES	127,407
Income tax provision	800
NET INCOME	126,607

The accompanying notes are an integral part of these financial statements

SILBER BENNETT FINANCIAL, INC.

Statement of Shareholder's Equity
For the year ended December 31, 2017

		Total Member's Equity
Beginning balance January 1, 2017	$	412,118
Capital withdrawal		(382,035)
Net income		126,607
Ending balance December 31, 2017	$	156,690

The accompanying notes are an integral part of these financial statements

SILBER BENNETT FINANCIAL, INC.

Statement of Cash Flows
For the year ended December 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 126,607
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase) decrease in:	
Accounts receivable	164,751
Deposits from clearing organization	(23,000)
Due from shareholder	180,717
Due from broker	48,552
Other assets	13,351
Increase (decrease) in:	
Accounts payable	(11,433)
Commissions payable	(167,892)
Due to clearing	(259)
Payroll liabilities	55,085
Total adjustments	259,872
Net cash provided by operating activities	386,479
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital withdrawals	(382,035)
Net cash used in financing activities	(382,035)
Increase in cash	4,444
Cash-beginning of period	24,826
Cash-end of period	$ 29,270

Supplemental disclosure of cash flow information

Cash paid during the year for:

Interest	$ -
Income taxes	$ 800

The accompanying notes are an integral part of these financial statements

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Silber Bennett Financial, Inc., (the "Company"), was formed in October, 2010, in the State of California as a corporation. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and Securities Investor Protection Corporation ("SIPC"). The Company is authorized to engage in private placements of securities and merger and acquisition advisory services. The Company also deals on an agency basis in the trading of equities, municipal bonds, mutual funds, life insurance products, other fixed income instruments, options, and variable annuities. The Company does not hold customer funds or safeguard customer securities.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company also includes money markets as cash equivalents.

Property and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or usefull ife are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Property and equipment are depreciated over their estimated useful lives of five (5) to forty (40) years by the straight-line method. Purchased over $1,000 are capitalized.

The management has reviewed the results of operations for the period of time from its year end December 31, 2017 through February 26, 2018 the date the financial statements were available to be issued, and have determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

The Company is subject to audit by the taxing agencies for years ending December 31, 2014, 2015 and 2016.

Note 1: <u>GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES</u> (Continued)

The Company, with the consent of its Stockholder, has elected to be an S Corporation and has its income taxed under Sections 1361-1379 of the Internal Revenue Code. Subchapter S of the Code provides that the Stockholder, rather than the Company, is subject to tax on the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has similar regulations, although there is a provision for a minimum Franchise Tax and a tax rate of 1.5% over the minimum franchise fee of $800.

Accounting principles generally require that recognized revenue, expense, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and loses on available for sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

The Company is engaged in various trading and brokerage activities in whose counterparties primarily include broker/dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends upon the creditworthiness of the counterparty or issuer of the instrument. To mitigate the risk of loss, the Company maintains its accounts with credit worthy customers and counterparties.

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritized the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

There were no levels to measure at December 31, 2017

Note 2: INCOME TAXES

The Company is subject to a minimum franchise tax of $800.

Note 3: COMMITMENTS AND CONTINGENCIES

The Company is on a month to month lease for office space in Encino, California. During 2017 the Company leased two other offices on a month to month basis. These office space agreements were terminated in June, 2017. Rent expense for year ended December 31, 2017 was $67,766.

Note 4: NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2017 the Company had net capital of $30,730, which was $15,452 in excess of its required net capital of $15.278; and the Company's ratio of aggregate indebtedness $229,173 to net capital was 7.46 to 1, which is less than the 15 to 1 maximum ratio allowed for a broker deal er.

SILBER BENNETT FINANCIAL, INC.
Statement of Net Capital
Schedule I
For the year ended December 31, 2017

	Focus 12/31/17	Audit 12/31/17	Change
Stockholder's equity, December 31, 2017	$ 127,164	$ 156,690	$ (29,526)
Subtract - Non allowable assets:			
Account receivable	78,000	96,000	(18,000)
Other assets	29,960	29,960	-
Tentative net capital	19,204	30,730	(11,526)
Haircuts	0	0	-
NET CAPITAL	19,204	30,730	11,526
Minimum net capital	5,000	15,278	10,278
Excess net capital	$ 14,204	$ 15,452	1,248
Aggregate indebtedness	61,864	229,173	(167,309)
Ratio of aggregate indebtedness to net capital	3.22	7.46	

The differences between the audit and focus
at December 31, 2017 were caused by an accrual of
additional recivables and the associated commissions.
There was a decrease in payroll tax liability of $11,526.

The accompanying notes are an integral part of these financial statements

SILBER BENNETT FINANCIAL, INC.

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2017

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(ii).

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3
December 31, 2017

The Company is exempt from the Rule 15c3-3 as it relates to possession and Control requirements under the (k)(2)(ii) exemptive provision.

Assertions Regarding Exemption Provisions

I, as director of management of Silber Bennett Financial, Inc. ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph(k)(2)(ii)

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending January 1, 2017 through December 31, 2017.

Silber Bennett Financial, Inc.

By:

CEO
(Name and Title)

February 26, 2018
(Date)

BRIAN W. ANSON
Certified Public Accountant
18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Silber Bennett Financial, Inc.
Encino, California

I have reviewed management's statements, included in the accompanying Exemption Report in which (1) Silber Bennett Financial, Inc., identified the following provisions of 17 C.F.R. §15c3-3(k) under which Silber Bennett Financial, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provision") and (2) Silber Bennett Financial, Inc., stated that Silber Bennett Financial, Inc., met the identified exemption provision throughout the most recent fiscal year without exception. Silber Bennett Financial, Inc.'s management is responsible for compliance with the exemption provision and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Silber Bennett Financial, Inc.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 26, 2018